UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Affinity Gaming

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

James A. Cacioppo

Managing Partner

One East Capital Advisors, L.P.

225 NE Mizner Boulevard, Suite 720

Boca Raton, FL 33432

(561) 210-46140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not applicable

1	Names of Reporting Persons. One East Partners Master, L.P. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 234,940
	9	Sole Dispositive Power
	10	Shared Dispositive Power 234,940
11	Aggregate Amount Beneficially Owned by Each Reporting Person 234,940
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.2%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. Not applicable

1	Names of Reporting Persons. One East Partners Opportunities, L.P. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 100,000
	9	Sole Dispositive Power
	10	Shared Dispositive Power 100,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.5%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. Not applicable

1	Names of Reporting Persons. One East Capital Advisors, L.P. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 334,940
	9	Sole Dispositive Power
	10	Shared Dispositive Power 334,940
11	Aggregate Amount Beneficially Owned by Each Reporting Person 334,940
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.6%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. Not Applicable

1	Names of Reporting Persons. James A. Cacioppo I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,409
	8	Shared Voting Power 347,349
	9	Sole Dispositive Power
	10	Shared Dispositive Power 347,349
11	Aggregate Amount Beneficially Owned by Each Reporting Person 347,349
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on June 7, 2013 and amended on October 15, 2013 and December 5, 2013 (as amended as of the date hereof, the “Schedule 13D”) relating to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”). The address of the executive offices of the Issuer is 3755 Breakthrough Way, Suite 300, Las Vegas, Nevada, 89135.

Unless otherwise indicated, each capitalized term use but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

On June 2, 2015, the Funds and the Other Holders entered into an amendment to the Agreement (the “Amendment”) to, among other things, extend the term thereof to March 31, 2016, unless earlier terminated pursuant to the terms of the Agreement, and to modify certain restrictions on Share transfers among the parties. The Amendment is set forth as Exhibit 99.4 to this Amendment No. 3 and incorporated by reference herein, and the foregoing summary is qualified in its entirety by the full text of the Amendment. Except as set forth in the Amendment, all other terms and conditions of the Agreement as previously disclosed on this Schedule 13D remain in full force and effect without amendment.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby supplemented as follows:

On October 14, 2014 Mr. Cacioppo was granted 2,153 shares of stock of the Issuer in his capacity as Director. On May 11, 2015, Mr. Cacioppo was granted 10,256 shares of restricted stock of the Issuer. Half of the shares will vest on May 11, 2015 and half will vest on January 1, 2016.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

As described in Item 4 above, the Funds and the Other Holders have entered into the Amendment.

Item 7. Material to be filed as Exhibits

Exhibit 99.3:	Joint Filing Agreement, dated June 4, 2015

Exhibit 99.4:	Amendment No. 3 to Agreement Among Stockholders, dated June 2, 2015

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: June 4, 2015

ONE EAST PARTNERS MASTER, L.P.

/s/ James A. Cacioppo
Name:	James A. Cacioppo
Title:	Managing Partner of One East Capital Advisors, L.P.

ONE EAST PARTNERS OPPORUNITIES, L.P.

/s/ James A. Cacioppo
Name:	James A. Cacioppo
Title:	Managing Partner of One East Capital Advisors, L.P.

ONE EAST CAPITAL ADVISORS, L.P.

/s/ James A. Cacioppo
Name:	James A. Cacioppo
Title:	Managing Partner

JAMES A. CACIOPPO

/s/ James A. Cacioppo